Teva Announces Sale of PARAGARD® (intrauterine copper contraceptive) to
CooperSurgical

Company takes first step in planned divestment of non-core assets

Jerusalem, September 11, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced it has entered into a definitive agreement under which CooperSurgical will acquire PARAGARD® (intrauterine copper contraceptive), a product within its global Women’s Health business, in a $1.1 billion cash transaction. PARAGARD® had revenues of approximately $168 million for the trailing twelve month period ending June 30, 2017. This transaction includes Teva’s manufacturing facility in Buffalo, NY, which produces PARAGARD® exclusively.

Teva continues to actively pursue additional divestiture opportunities, including the sale of the remaining assets of its global Women’s Health business, as well as its Oncology and Pain businesses in Europe. Teva continues to expect to generate at least $2 billion in total proceeds from the sale of these businesses, as well as additional asset sales to be executed by year end 2017.

“CooperSurgical’s commitment to women’s health, fertility and diagnostics, will help to assure that patients in the U.S. continue to benefit from access to PARAGARD®,” stated Dr. Yitzhak Peterburg, Interim CEO. “This is an important step towards completing the divestments we have promised our stakeholders. Teva will use the proceeds from the sale to repay term loan debt under its Senior Credit Facility.”

Peterburg continued, “Today’s announcement emphasizes our commitment to divest non-core businesses to ensure that Teva is even more focused and efficient in this rapidly changing and highly-competitive environment.”

With the divestiture of PARAGARD®, and planned divestiture of other global Women’s Health products and the Oncology and Pain business in Europe, Teva is reinforcing its strategic focus on CNS and Respiratory as its core global therapeutic areas of focus within Global Specialty Medicines. In these areas Teva maintains a strong pipeline and portfolio globally, and will continue to invest in creating long term value.

Teva is committed to working closely with CooperSurgical to ensure a smooth transition of PARAGARD®. Completion of the transaction is subject to customary conditions, including antitrust clearance in the U.S. The transaction is expected to close before the end of 2017.

Until the transaction is completed, Teva will continue to manufacture and sell PARAGARD® in the U.S. in the normal course, providing full support to manage the business and meet the needs of customers and patients.

Morgan Stanley and Ernst & Young acted as advisor to Teva and Goodwin Procter as Teva’s legal counsel for this transaction.

What is PARAGARD (intrauterine copper contraceptive)?
PARAGARD is a copper-releasing device that is placed in the uterus to prevent pregnancy for up to 10 years.

IMPORTANT SAFETY INFORMATION
Do not use PARAGARD if you have a pelvic infection, get infections easily or have certain cancers. Less than 1% of users get a serious infection called pelvic inflammatory disease. If you have persistent pelvic or stomach pain, or if PARAGARD comes out, tell your healthcare professional. If it comes out, use back-up birth control. Occasionally, PARAGARD may attach to or in rare cases may go through the uterine wall and may also cause other problems. In some cases, surgical removal may be necessary. Although uncommon, pregnancy while using PARAGARD can be life threatening and may result in loss of pregnancy or fertility. Bleeding or spotting may increase at first but should decrease in 2 to 3 months. PARAGARD does not protect against HIV/AIDS or sexually transmitted diseases (STDs).

Available by prescription only.

You are encouraged to report negative side effects of prescription drugs to the FDA at www.fda.gov/medwatch or call 1-800-FDA-1088.

For important risk and use information about PARAGARD, please see the full Prescribing Information.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the Sale of PARAGARD® (intrauterine copper contraceptive) which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the potential that the expected benefits and opportunities related to the disposition may not be realized or may take longer to realize than expected;

risks related to the satisfaction of the conditions to closing the divestment (including the failure to obtain necessary regulatory approvals in the anticipated timeframe or at all), including the possibility that the disposition does not close;

litigation in respect of either company or the disposition;

our ability to complete additional dispositions, including our ability to identify purchasers and negotiate terms acceptable to us;

our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors.” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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